Exhibit 99.2

RNS Number: 4236Z
Wolseley PLC
04 June 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: Wolseley plc

2) Name of shareholder having a major interest:

Mr Edward C. Johnson 3rd, FMR Corp, Fidelity International Limited and its direct and indirect subsidiaries including Fidelity Pension Management and Fidelity Investment Services Limited.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

In respect of the above holder.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:
72,305	State Street Nominees Limited
376,560	Lloyds Bank Nominees Limited
18,100	Brown Brothers Harriman
2,344,526	Northern Trust
697,186	State Street Bank & Trust
4,816,731	Chase Manhattan Bank London
3,534,876	Chase Nominees Limited
1,836,243	Bank of New York, London
123,300	Deutsche Bank
136,770	Citibank
5,497,009	HSBC Client Holdings Nominee (UK) Limited
154,300	Mellon Nominees Limited
114,471	Bank of New York, Brussels
8,000	National Australia Bank
4,600	PICG
84,725	Chase Manhattan Bank AG Frankfurt
21,550	Deutsche Bank AG London
518,900	Nortrust Nominees Limited
11,200	State Street Hong Kong
2,297,512	J P Morgan
60,208	BNP Paribas
103,200	J P Morgan Chase
235,900	Bankers Trust
31,700	Bank of New York

5) Number of shares/amount of stock acquired:

Nil

6) Percentage of issued class:

N/a

7) Number of shares/amount of stock disposed:

662,405

8) Percentage of issued class:

0.11%

9) Class of security:

Ordinary shares of 25p each

10) Date of transaction:

Not disclosed.

11) Date company informed:

3 June 2004

12) Total holding following this notification:

23,099,872

13) Total percentage holding of issued class following this notification:

3.95%

14) Any additional information:

15) Name of contact and telephone number for queries:

Mark J. White - 0118 929 8700

16) Name and signature of authorised company official responsible for making this notification:

Mark J White, Company Secretary

Date of notification:

4 June 2004

This information is provided by RNS
The company news service from the London Stock Exchange

END